Exhibit 99.1

Orangekloud Technology Inc. Regains Compliance with Nasdaq Listing Requirements

Singapore, March 03, 2026 (GLOBE NEWSWIRE) — Orangekloud Technology Inc. (NASDAQ: ORKT) (“Orangekloud” or the “Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for development of mobile applications, today announced that it has regained compliance with the Nasdaq Capital Markets Listing Requirements.

As previously disclosed on February 4, 2026, the Company received a Staff Delisting Determinations Letter indicating that the Company’s securities had closed below $1.00 per share for 30 consecutive business days, failing to meet the minimum bid price requirement under Listing Rule 5550(a)(2). At that time, the Company stated its intention to appeal the Staff Determination by requesting an oral hearing before the Nasdaq Hearing Panel (the “Panel”) pursuant to Listing Rule 5815.

The Company is pleased to announce that the Nasdaq Listing Qualifications staff have since advised the Hearings Department that the Company has regained compliance with the bid price requirement under Listing Rule 5550(a)(c) and is now in full compliance with the Nasdaq Capital Markets listing requirement. As a result, the hearing before the Panel previously scheduled for March 17, 2026, has been cancelled. The Company’s Class A Ordinary Shares will continue to be listed and traded on The Nasdaq Capital Market under the symbol “ORKT.”

“We are pleased to have resolved this matter and regained full compliance with Nasdaq’s listing standards,” said Alex Goh, CEO of Orangekloud Technology. “This outcome reflects the confidence our shareholders and the market have in our long-term vision. We remain focused on advancing our business initiatives and delivering value to our shareholders.”

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. A suite of eMOBIQ® mobile applications designed to digitalize and streamline operations in warehousing, sales ordering, delivery, manufacturing, and other key areas. The industry sectors focused on include Food Services & Manufacturing, Precision Engineering, Construction, etc.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. IR Contact:

Steven Chu, COO and IR Officer

70 Bendemeer Road #04-04 Luzerne

Singapore 339940

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com